Royal Dutch Shell plc
US Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America	Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 2625 Email Michiel.Brandjes@shell.com Internet http://www.shell.com

March 12, 2014

RE: Notice of Disclosure filed in Royal Dutch Shell plc’s Form 20-F for the year ended December 31, 2013, under Section 219 of Iran Threat Reduction and Syria Humans Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934.

Dear Sirs:

This filing is to provide notice to the U.S. Securities and Exchange Commission ( “SEC”) that Royal Dutch Shell plc’s Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on March 13, 2014, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the US Securities Exchange Act of 1934.

Sincerely,

/s/ Michiel Brandjes
Michiel Brandjes
Company Secretary and General Counsel Corporate
Royal Dutch Shell plc

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Registered office: Shell Centre London SE1 7NA

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